John Hancock Investors Trust
601 Congress Street
Boston, Massachusetts 02210
August 1, 2012
VIA EDGAR
Brion R. Thompson, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	John Hancock Investors Trust File Nos. 333-181550 and 811-04173
Dear Mr. Thompson:
     We have received the Staff’s comments on the registration statement filed on Form N-2 on May 21, 2012 (the “Registration Statement”) for John Hancock Investors Trust (the “Fund”). The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated June 21, 2012. We respectfully submit this response letter on behalf of the Fund.
     We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek effectiveness of the Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment. The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.
     We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response. Defined terms have the same meanings as used by the Fund in the Registration Statement.
Prospectus
Comment: Cover Page
1.	Please disclose in Investment Strategy that up to 70% of the Fund’s assets may be invested in debt securities rated below investment grade, which are commonly referred to as “junk bonds.”

Response: The requested change has been made.
Prospectus Summary
Comment: Hedging, Derivatives and other Strategic Transactions Risk, page 11
2.	Please add disclosure to the Investment Strategy section discussing the Fund’s investments in the various derivative transactions discussed in this section. Also, please review the adequacy of the strategy and risk disclosure of derivatives in this section and other sections throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: The Fund notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English. The Fund notes that its disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Fund’s investments. The derivatives disclosure has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to assist the Fund in seeking its investment objective. In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives.

It is not anticipated that such use of derivatives for hedging and other strategic transactions will constitute a significant portion of the Fund’s investment activity.
Comment: SUMMARY OF FUND EXPENSES, page 13
3.	Please confirm that Annual Expenses are presented in the fee table reflecting the effect of the Fund’s anticipated leverage transactions. If the table does not reflect the anticipated leverage transactions, please revise Annual Expenses to reflect those expenses.

Response: As a supplemental response, the Fund confirms that the fee table will include an estimate of the expenses of the credit facility, which is the only leverage the Fund currently anticipates using.
Comment: Use of Proceeds, page 15
4.	Disclosure in this section states that the Fund may delay investments from the proceeds of this offering beyond three months of receipt of such proceeds if suitable investments are not available “or for other reasons.” Please revise the disclosure to clarify the reasons for any anticipated delay in investing the net proceeds of this offering and the consequences of any delay. See Item 7.2 and Guide 1 of Form N-2.

Response: As disclosed, the Fund intends to invest substantially all of its assets within a three month period. After review of the Fund’s disclosure, the Fund has revised the second sentence under “Use of Proceeds” by adding the following underscored language to clarify that it intends to meet the requirements of Sections 8(b)(1) and 13(a) of the Investment Company Act of 1940, as interpreted by the Division of Investment Management enumerated in Guide 1 of Form N-2:

Such investments may be delayed up to three months if suitable investments are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments.

As a supplemental response, the Fund notes that its disclosure currently states the consequences of any delay, as follows:

A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to Common Shareholders or result in a distribution consisting principally of a return of capital.
Comment: Mortgage-backed securities, page 17
5.	Mortgage-backed securities are disclosed here as a portfolio investment of the Fund, but are not disclosed earlier as part of the Fund’s Investment Strategy. Please eliminate this inconsistency by adding disclosure to the Investment Strategy section discussing the Fund’s investment in the various types of mortgage-backed securities as discussed in this section.

Response: The requested change has been made. The Fund has added the following underscored disclosure to the first paragraph under Investment Strategy:

The Fund may purchase mortgage-backed securities.
Comment: USE OF LEVERAGE BY THE FUND, page 24
6.	The disclosure in this section states that the Fund may borrow for temporary, emergency or other purposes in addition to the combined effective leverage ratio of 33 1/3% of the Fund’s managed assets. Please explain to us how the Fund’s intended borrowing limits, including such temporary/emergency borrowings, would be consistent with the borrowing limits set forth in Section 18 of the Investment Company Act of 1940.

Response: The Fund will limit its borrowing to the restrictions set forth in Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”). Section 18(g) of the 1940 Act, however, excepts temporary borrowings from the definition of “senior security” in Section 18, and therefore, temporary borrowings may be permitted in instances in which a fund’s effective leverage ratio is already 33 1/3%, so long as such temporary borrowings meet the terms set forth in Section 18(g).
Comment: Advisory Agreement, page 37
7.	The first paragraph of this section states that the Adviser will receive an annual fee in an amount based upon a percentage of the Fund’s “average daily managed assets.” Please add disclosure defining the term “average daily managed assets” as it is being used to describe the advisory fee to be paid to the Adviser. Please inform us whether the Fund’s derivative investments are included in the calculation of “average daily managed assets” and, if so, how those derivatives will be valued for that purpose. Also, in your response letter to us, provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “average daily managed assets.”

Response: The requested changes have been made. We have added the following disclosure to the end of the first paragraph under Advisory Agreement, on page 37: “Managed assets” means the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than liabilities representing financial leverage). The liquidation preference of any preferred shares is not a liability.”

We also confirm that the Fund’s investments in derivatives are included in “average daily managed assets.” Derivative instruments are valued based upon their market value taking into account the terms of the instrument. The Fund does not use the notional value of its derivative investments for purposes of determining “average daily managed assets.”
Comment: PLAN OF DISTRIBUTION, page 45
8.	Disclosure in this section states that the Fund may distribute its Common Shares from time to time in one or more transactions through the use of a Prospectus Supplement. Please confirm to us that, concurrent with the filing of each Prospectus Supplement, a legality opinion will be filed as a post-effective amendment with respect to each such future offering of the Common Shares. See Staff Legal Bulletin 19 (Oct. 11, 2012), text at note 26.

Response: As a supplemental response, the Fund confirms it will file a legality opinion in connection with each Prospectus Supplement registering Common Shares.
Statement of Additional Information
Comment: Credit Default Swap Agreements, page 10
9.	This section states that the Fund may enter into credit default swap agreements as either the buyer or seller in such transactions. Please confirm to us that when the Fund sells a credit default swap it will segregate liquid assets in an amount equal to the full notional value of the instrument.

Response: We confirm that, when the Fund is the seller of protection under a credit default swap, it will segregate liquid assets in an amount equal to the full notional value of the instrument.
Comment: INVESTMENT RESTRICTIONS, page 13
10.	Please revise the last sentence of the penultimate paragraph to clarify that only tax exempt municipal obligations would not be considered as industries for purposes of the Fund’s fundamental industry concentration policy. Also, revise Fundamental Investment Restriction (9) to include the exclusion for tax-exempt municipal obligations.

Response: The requested changes have been made. The Fund has revised the disclosure by adding the underscored language shown below:

(9) Purchase securities of issuers conducting their principal business activity in the same industry if immediately after such purchase the value of its investment in such industry would exceed 25% of its total assets taken at market value. For purposes of construing this Fundamental Restriction No. 9, tax-exempt municipal obligations shall not be considered to represent industries.

Tax-exempt municipal obligations backed by the credit of a governmental entity also are not considered to represent industries.
General Comments
11.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

14.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

15.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Responses: The Fund takes note of the Staff’s comments. The Fund is not submitting an exemptive application in connection with its registration statement. The Fund, however, anticipates submitting a no-action request to permit the Fund to file post effective amendments to its registration statements pursuant to Rule 486(b) under the Securities Act of 1933, as amended. The Fund will file a pre-effective amendment reflecting the responses to the Comments set forth in this letter.
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Thank you for your attention in these matters. If you have any questions, I may be reached at 617-663-3872.

Sincerely,

/s/ Kinga Kapuscinski Kinga Kapuscinski